UNITED STATES
Securities and Exchange Commission
Washington, D. C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Republic of Chile_____
Exact name of registrant as specified in charter

0000019957_____
Registrant CIK Number

Form 18-K (annual report for fiscal year ended December 31, 2021) _
Electronic report, schedule or registration statement
of which the documents are a part (give period of report)

_____
SEC file number, if available

_____
Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santiago, Chile, on the 6th day of June 2022.

REPUBLIC OF CHILE

By: _____s/s Mario Marcel Cullell

Name: Mario Marcel Cullell

Title: *Minister of Finance*

EXHIBIT C TO

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT
of
REPUBLIC OF CHILE

Date of end of last fiscal year: **December 31, 2021**

EXHIBIT INDEX

Item	Description
Exhibit A:	None.
Exhibit B:	None.
Exhibit C:	Law No. 21.395 dated December 15, 2021, as amended.
Exhibit D:	Description of Republic of Chile dated June 6, 2022.*
Exhibit E:	Debt Tables as of December 31, 2021.*

_____

*Filed pursuant to electronic filing of Form 18-K.

DIARIO OFICIAL
DE LA REPUBLICA DE CHILE
Ministerio del Interior y Seguridad Pública

I
SECCIÓN

LEYES, REGLAMENTOS, DECRETOS Y RESOLUCIONES DE ORDEN GENERAL

Normas Generales

CVE 2056338

MINISTERIO DE HACIENDA

LEY NÚM. 21.395

LEY DE PRESUPUESTOS PARA EL SECTOR PÚBLICO CORRESPONDIENTE AL AÑO 2022

Teniendo presente que el H. Congreso Nacional ha dado su aprobación al siguiente

Proyecto de ley:

"**Artículo 1.-** Apruébase el Presupuesto de Ingresos y Gastos del Sector Público, para el año 2022, según el detalle que se indica:

En Moneda Nacional:
En Miles de $

	Resumen de los Presupuestos de las Partidas	Deducciones de Transferencias	Total
INGRESOS	70.316.569.208	5.528.150.203	64.788.419.005
IMPUESTOS	42.276.996.371		42.276.996.371
IMPOSICIONES PREVISIONALES	2.242.084.329		2.242.084.329
TRANSFERENCIAS CORRIENTES	1.481.574.025	1.443.911.673	37.662.352
RENTAS DE LA PROPIEDAD	437.854.275		437.854.275
INGRESOS DE OPERACIÓN	961.103.385		961.103.385
OTROS INGRESOS CORRIENTES	2.816.958.068		2.816.958.068
VENTA DE ACTIVOS NO FINANCIEROS	8.425.013		8.425.013
VENTA DE ACTIVOS FINANCIEROS	118.271.293		118.271.293
RECUPERACIÓN DE PRÉSTAMOS	976.130.206		976.130.206
TRANSFERENCIAS PARA GASTOS DE CAPITAL	4.129.266.912	4.084.238.530	45.028.382
ENDEUDAMIENTO	14.800.330.405		14.800.330.405
SALDO INICIAL DE CAJA	67.574.926		67.574.926
GASTOS	70.316.569.208	5.528.150.203	64.788.419.005
GASTOS EN PERSONAL	11.106.650.766		11.106.650.766
BIENES Y SERVICIOS DE CONSUMO	3.897.643.687		3.897.643.687
PRESTACIONES DE SEGURIDAD SOCIAL	8.434.444.530		8.434.444.530
TRANSFERENCIAS CORRIENTES	23.904.640.694	1.194.765.094	22.709.875.833
INTEGROS AL FISCO	276.275.472	249.146.579	27.128.893
OTROS GASTOS CORRIENTES	5.343.636		5.343.636
ADQUISICIÓN DE ACTIVOS NO FINANCIEROS	209.022.838		209.022.838
ADQUISICIÓN DE ACTIVOS FINANCIEROS	4.307.281.254		4.307.281.254
INICIATIVAS DE INVERSIÓN	3.573.857.833		3.573.857.833
PRÉSTAMOS	1.227.182.545		1.227.182.545
TRANSFERENCIAS DE CAPITAL	9.210.403.055	4.084.238.530	5.126.164.525
SERVICIO DE LA DEUDA	4.150.812.188		4.150.812.188
SALDO FINAL DE CAJA	13.010.710		13.010.710

CVE 2056338
Director: Juan Jorge Lazo Rodríguez
Sitio Web: www.diariooficial.cl
Mesa Central: 600 712 0001 **Email:** consultas@diariooficial.cl
Dirección: Dr. Torres Boonen N°511, Providencia, Santiago, Chile.

En Moneda Extranjera Convertida a Dólares:
En Miles de US$

	Resumen de los Presupuestos de las Partidas	Deducciones de Transferencias	Total
INGRESOS	13.936.654	0	13.936.654
IMPUESTOS	2.266.400		2.266.400
RENTAS DE LA PROPIEDAD	3.413.650		3.413.650
INGRESOS DE OPERACIÓN	2.614		2.614
OTROS INGRESOS CORRIENTES	25.044		25.044
VENTA DE ACTIVOS NO FINANCIEROS	160		160
VENTA DE ACTIVOS FINANCIEROS	7.622.256		7.622.256
RECUPERACIÓN DE PRÉSTAMOS	2.875		2.875
ENDEUDAMIENTO	601.615		601.615
SALDO INICIAL DE CAJA	2.040		2.040
GASTOS	13.936.654	0	13.936.654
GASTOS EN PERSONAL	140.244		140.244
BIENES Y SERVICIOS DE CONSUMO	150.664		150.664
PRESTACIONES DE SEGURIDAD SOCIAL	298		298
TRANSFERENCIAS CORRIENTES	34.121		34.121
OTROS GASTOS CORRIENTES	120		120
ADQUISICIÓN DE ACTIVOS NO FINANCIEROS	3.216		3.216
ADQUISICIÓN DE ACTIVOS FINANCIEROS	12.279.314		12.279.314
INICIATIVAS DE INVERSIÓN	425		425
PRÉSTAMOS	2.875		2.875
TRANSFERENCIAS DE CAPITAL	192		192
SERVICIO DE LA DEUDA	1.323.185		1.323.185
SALDO FINAL DE CAJA	2.000		2.000

Artículo 2.- Apruébanse los gastos en moneda nacional para el año 2022 a las Partidas que se indican, a efectos de financiar acciones para enfrentar la emergencia sanitaria y económica derivada de la pandemia de COVID-19, entre los que se encuentran la protección de los ingresos de las familias y de los trabajadores; recursos para municipalidades; aportes a organizaciones sociales de la sociedad civil; gastos en salud; mejoras a la ley N° 21.227, que faculta el acceso a prestaciones del seguro de desempleo de la ley Nº 19.728, en circunstancias excepcionales de Protección del Empleo y al Seguro de Cesantía, y otras medidas de protección del empleo; apoyo a los trabajadores independientes; protección para padres, madres y cuidadores trabajadores dependientes formales de niños en edad preescolar; además de medidas para impulsar la reactivación, a través de inversión pública, incentivos a la contratación de trabajadores, financiamiento a Pymes, el reemprendimiento y recapitalización de Pymes y fomento de la inversión privada, acelerar concesiones, fondos de reconversión y capacitación, cumplimiento de condiciones sanitarias para el empleo, facilitación de acceso al crédito y transparencia; y autorízase a efectuar reasignaciones de estos recursos y regular la aplicación del gasto indicando las condiciones de su uso y destino, por decreto del Ministro de Hacienda, sin que les resulten aplicables a dichas reasignaciones el artículo 4 de la presente ley y el inciso segundo del artículo 26 del decreto ley N° 1.263, de 1975:

	Miles de $
MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA	99.214.602
MINISTERIO DE ECONOMÍA, FOMENTO Y TURISMO	281.880
MINISTERIO DE HACIENDA	16.548.227
MINISTERIO DE EDUCACIÓN	77.561.447
MINISTERIO DE DEFENSA NACIONAL	2.052.504
MINISTERIO DE OBRAS PÚBLICAS	1.183.725.431
MINISTERIO DE AGRICULTURA	77.123.840
MINISTERIO DEL TRABAJO Y PREVISIÓN SOCIAL	210.610.598
MINISTERIO DE SALUD	619.415.640
MINISTERIO DE VIVIENDA Y URBANISMO	268.076.687
MINISTERIO DE TRANSPORTES Y TELECOMUNICACIONES	9.046.243
MINISTERIO DEL DEPORTE	13.679.714
MINISTERIO DE LAS CULTURAS, LAS ARTES Y EL PATRIMONIO	7.827.026
TESORO PÚBLICO	594.990.340

Salvo que las glosas que regulan los gastos señalados en el inciso anterior dispongan lo contrario, los plazos, condiciones, mecanismos de control y exigencias de dichos gastos serán los contemplados en la ley N° 21.288, que crea el Fondo de Emergencia Transitorio COVID-19.

La Dirección de Presupuestos proporcionará a las Comisiones de Hacienda del Senado y de la Cámara de Diputados, a la Comisión Especial Mixta de Presupuestos y a la Biblioteca del Congreso Nacional, los informes de ejecución presupuestaria mensual de los ingresos y gastos de los ministerios antes señalados, para los Subtítulos y asignaciones que corresponda, dentro de los treinta días siguientes al término del respectivo mes. Además, en la misma oportunidad, proporcionará a dichos órganos los informes de ejecución del presupuesto ordinario de dichos ministerios.

El Ministerio Secretaría General de la Presidencia de la República actuará como instancia de coordinación y seguimiento de la gestión relativa a los planes de inversión y agendas programáticas que se establezcan con cargo a estos fondos.

Artículo 3.- Autorízase al Presidente de la República para contraer obligaciones, en el país o en el exterior, en moneda nacional o en monedas extranjeras, hasta por la cantidad de US$20.000.000 miles que, por concepto de endeudamiento, se incluye en los Ingresos Generales de la Nación.

Autorízasele, además, para contraer obligaciones, en el país o en el exterior, hasta por la cantidad de US$1.000.000 miles o su equivalente en otras monedas extranjeras o en moneda nacional.

Para los fines de este artículo, se podrá emitir y colocar bonos y otros documentos en moneda nacional o extranjera, los cuales podrán llevar impresa la firma del Tesorero General de la República. La parte de las obligaciones contraídas en virtud de esta autorización que sea amortizada dentro del ejercicio presupuestario 2022 y aquellas que se contraigan para efectuar pago anticipado total o parcial de deudas constituidas en ejercicios anteriores, deducidas las amortizaciones incluidas en esta ley para el año 2022, no serán consideradas en el cómputo del margen de endeudamiento fijado en los incisos anteriores.

La autorización que se otorga al Presidente de la República será ejercida mediante decretos supremos expedidos a través del Ministerio de Hacienda, en los cuales se identificará el destino específico de las obligaciones que se contraigan, indicando las fuentes de recursos con cargo a los cuales debe hacerse el servicio de la deuda. Copias de estos decretos serán enviadas a las Comisiones de Hacienda del Senado y de la Cámara de Diputados dentro de los quince días siguientes al de su total tramitación.

Artículo 4.- En conformidad con lo dispuesto en el inciso tercero del artículo 26 del decreto ley N° 1.263, de 1975, sólo en virtud de autorización otorgada por ley podrá incrementarse la suma del valor neto de los montos para los Gastos en personal, Bienes y servicios de consumo, Prestaciones de seguridad social, Transferencias corrientes y Otros gastos corrientes incluidos en el artículo 1, en moneda nacional y moneda extranjera convertida a dólares.

No regirá lo dispuesto en el inciso precedente respecto de los mayores egresos que se produzcan en los Ítems de los referidos Subtítulos que sean legalmente excedibles de acuerdo al artículo 28 del decreto ley N° 1.263, de 1975, y a la glosa 01, Programa Operaciones Complementarias de esta ley ni a los incrementos originados en la asignación de mayores saldos iniciales de caja, excepto el correspondiente a la Partida Tesoro Público, en venta de activos financieros, en ingresos propios asignables a prestaciones o gastos, en recursos obtenidos de fondos concursables de entes públicos o en virtud de lo dispuesto en el artículo 21 del decreto ley N° 1.263, de 1975. Los mayores gastos efectivos o incrementos que se dispongan por tales conceptos, en la cantidad que excedan lo presupuestado, incrementarán los montos máximos señalados en el inciso precedente, según corresponda.

Igual autorización legal se requerirá para aumentar la suma de las cantidades aprobadas en el artículo 1, de los Subtítulos de Adquisición de activos no financieros, de las Iniciativas de inversión y Transferencias de capital a organismos o empresas no incluidas en esta ley, en un monto superior al 10 por ciento de dicha suma, salvo que los incrementos se financien con reasignaciones presupuestarias provenientes del monto máximo establecido en el inciso primero de este artículo o por incorporación de mayores saldos iniciales de caja, excepto el correspondiente a la Partida Tesoro Público, del producto de venta de activos, de recursos obtenidos de fondos concursables de entes públicos o de recuperación de anticipos. Los incrementos que provengan de las referidas reasignaciones disminuirán en igual cantidad el monto máximo establecido en el inciso primero de este artículo. Los aportes a cada una de las empresas incluidas en esta ley podrán elevarse hasta en el 10 por ciento.

CVE 2056338 | **Director:** Juan Jorge Lazo Rodríguez | **Mesa Central:** 600 712 0001   **Email:** consultas@diarioficial.cl
Sitio Web: www.diarioficial.cl | **Dirección:** Dr. Torres Boonen N°511, Providencia, Santiago, Chile.

Artículo 5.- Suspéndese durante el año 2022 la aplicación de la letra d) del artículo 87 del decreto con fuerza de ley N° 29, de 2004, del Ministerio de Hacienda, que fija el texto refundido, coordinado y sistematizado de la ley N° 18.834, sobre Estatuto Administrativo, respecto de la compatibilidad en el desempeño de cargos de planta regidos por dicha ley con la designación en cargos a contrata. Asimismo, durante el año 2022 no podrá contratarse personal suplente en los cargos de planta que no se encuentren desempeñados por su titular por aplicación del mecanismo anterior.

Lo dispuesto en este artículo no será aplicable respecto de las personas que estuvieren haciendo uso de dichas excepciones al momento de publicación de esta ley.

Artículo 6.- La propuesta o licitación pública será obligatoria respecto de los proyectos y programas de inversión y de los estudios básicos a realizar en el año 2022, cuando el monto total de éstos, contenido en el decreto o resolución de identificación, sea superior al equivalente en pesos de mil unidades tributarias mensuales respecto de los proyectos y programas de inversión, y de quinientas unidades tributarias mensuales en el caso de los estudios básicos, salvo las excepciones por situaciones de emergencia contempladas en la legislación correspondiente. Tratándose de los montos incluidos en las Partidas Ministerio de Obras Públicas y Ministerio de Vivienda y Urbanismo, las referidas cantidades serán de diez mil unidades tributarias mensuales para los proyectos y programas de inversión y de tres mil unidades tributarias mensuales en los estudios básicos.

Cuando el monto respectivo fuere inferior a los señalados en el inciso precedente, la adjudicación será efectuada conforme al procedimiento establecido en el decreto supremo N° 151, de 2003, del Ministerio de Hacienda, o el que lo reemplace.

Las empresas contratistas y subcontratistas que ejecuten obras o presten servicios financiados con recursos fiscales, que incumplan las leyes laborales y previsionales, lo que deberá ser determinado por la autoridad competente durante el desarrollo de tales contratos, serán calificadas con nota deficiente en el área de administración del contrato, sin perjuicio de las sanciones administrativas que correspondan. Esta calificación pasará a formar parte de los registros respectivos y se considerará en futuras licitaciones y adjudicaciones de contratos.

Las instituciones privadas, cualquiera sea su naturaleza, en el momento de contratar con el Estado deberán acompañar un certificado de cumplimiento de obligaciones laborales y de remuneración. En el evento de que la institución privada se encuentre incorporada en algún registro por incumplimientos laborales o de remuneraciones, o no acompañe los referidos certificados en el momento correspondiente, no podrá contratar con el Estado mientras no subsane el incumplimiento que la afecte.

Dichas instituciones tampoco podrán contratar con el Estado si, con posterioridad a la dictación de esta ley y mientras dure su vigencia, incumplan un contrato suscrito con uno o más órganos de la Administración del Estado. Se hará extensiva dicha exclusión al representante legal, ejecutivos principales, dueños y controladores siempre que la conducta sancionada fuere consecuencia directa de un incumplimiento de sus deberes de dirección y supervisión.

Artículo 7.- En los decretos que contengan transferencias, que hayan sido dispuestas en esta ley o se creen en virtud del artículo 26 del decreto ley N° 1.263, de 1975, con imputación a los ítems 01, 02 y 03, de los Subtítulos 24, Transferencias Corrientes, y 33, Transferencias de Capital, de este presupuesto, para los órganos y servicios públicos, se podrá indicar el uso o destino que la institución receptora deberá dar a los recursos, las condiciones o modalidades de reintegro de éstos y la información que respecto de su aplicación deberá remitirse al organismo que se determine. Con todo, los saldos de recursos transferidos no utilizados por los organismos receptores deberán ser ingresados a rentas generales de la Nación antes del 31 de enero del año siguiente.

Aquellas transferencias, incluidas en el Subtítulo 24, que constituyan asignaciones globales a unidades de un Servicio o a programas ejecutados total o parcialmente por éste deberán desglosarse en forma previa a la ejecución presupuestaria en los distintos conceptos de gasto, con visación de la Dirección de Presupuestos. Deberá remitirse mensualmente a esta última un informe sobre avance de actividades, conjuntamente con la información de ejecución presupuestaria. Dicho desglose constituirá la autorización máxima de gasto en los respectivos conceptos, sin perjuicio de las modificaciones que se le introduzcan mediante igual procedimiento. La visación podrá efectuarse a contar de la fecha de publicación de esta ley. Con todo, en los conceptos de gastos antes señalados no podrán incluirse recursos para gastos en personal y bienes y servicios de consumo, salvo que estén autorizados por norma expresa en el respectivo presupuesto. Asimismo, el personal que sea contratado con cargo a dichos recursos no formará parte de la dotación del Servicio.

CVE 2056338 | **Director:** Juan Jorge Lazo Rodríguez | **Mesa Central:** 600 712 0001 **Email:** consultas@diarioficial.cl
Sitio Web: www.diarioficial.cl | **Dirección:** Dr. Torres Boonen N°511, Providencia, Santiago, Chile.

Este documento ha sido firmado electrónicamente de acuerdo con la ley N°19.799 e incluye sellado de tiempo y firma electrónica avanzada. Para verificar la autenticidad de una representación impresa del mismo, ingrese este código en el sitio web www.diarioficial.cl

Artículo 8.- Todos los pagos a proveedores de bienes y servicios de cualquier tipo que se realicen por parte de los órganos de la Administración del Estado durante el año 2022, incluidos aquellos relacionados a contratos de obra o infraestructura, deberán realizarse mediante transferencia electrónica de fondos. Asimismo, su reconocimiento en la ejecución presupuestaria deberá realizarse en pleno cumplimiento de la ley N° 19.983, que regula la transferencia y otorga mérito ejecutivo a copia de la factura. Para ello, los órganos de la Administración del Estado deberán requerir la información necesaria para realizar estas transferencias a los proveedores que corresponda, como parte del proceso de contratación, y cumplir las instrucciones técnicas generales que al respecto emita la Dirección de Presupuestos.

Artículo 9.- Prohíbese a los órganos y servicios públicos la adquisición, construcción o arrendamiento de edificios para destinarlos a casas habitación de su personal. No regirá esta prohibición respecto de los programas sobre esta materia incorporados en los presupuestos del Poder Judicial, del Ministerio de Defensa Nacional, de Carabineros de Chile, de la Policía de Investigaciones de Chile, de Gendarmería de Chile y en los de inversión regional de los gobiernos regionales en lo que respecta a viviendas para personal de educación y de la salud en zonas apartadas y localidades rurales.

Artículo 10.- No obstante la dotación máxima de personal o de horas semanales fijadas en este presupuesto a los servicios públicos, podrá aumentarse la dotación u horas semanales de alguno o algunos de ellos con cargo a la disminución de otro u otros, por decreto dictado en la forma dispuesta en el artículo 70 del decreto ley N° 1.263, de 1975. En ningún caso podrá aumentarse la dotación máxima o número de horas semanales del conjunto de los servicios del ministerio respectivo.

Asimismo, podrán aumentarse los cupos de honorarios fijados en este presupuesto a los servicios públicos y programas presupuestarios, con cargo a la disminución de otro u otros, sin que pueda, en caso alguno, aumentarse los cupos de honorarios del conjunto de los servicios del ministerio respectivo.

Sin perjuicio de lo dispuesto en el inciso anterior, durante el primer trimestre del año 2022, a solicitud de los respectivos servicios e instituciones del Sector Público, la Dirección de Presupuestos podrá modificar el límite máximo de personas contratadas a honorarios, fijado en las respectivas glosas asociadas a los Subtítulos 21 y 24.

Artículo 11.- Los órganos y servicios públicos podrán contratar personal que reemplace a funcionarios que, por cualquier razón, se encuentren imposibilitados para desempeñar sus labores por un periodo superior a treinta días corridos. Los contratos para efectuar labores de reemplazo no podrán tener una vigencia superior a seis meses, no se imputarán a la respectiva dotación máxima de personal y sólo podrán efectuarse previa autorización de la Dirección de Presupuestos, la que verificará la disponibilidad presupuestaria que corresponda. No se requerirá dicha autorización, tratándose de licencias maternales, postnatal parental y/o licencia por enfermedad grave de hijo menor de un año, debiendo, sin embargo, ser informado a la Dirección de Presupuestos.

Artículo 12.- Los órganos y servicios públicos regidos presupuestariamente por el decreto ley Nº 1.263, de 1975, con exclusión del Congreso Nacional, el Poder Judicial, el Ministerio Público y la Contraloría General de la República, necesitarán autorización previa de la Dirección de Presupuestos para adquirir a cualquier título, tomar en arrendamiento o convenir que les sean proporcionados, mediante cualquier tipo de contrato, toda clase de vehículos motorizados destinados al transporte terrestre de pasajeros y/o de carga, computadores, y servicios de telefonía móvil o banda ancha móvil, que no formen parte de un proceso de Compras Coordinadas comunicado por la Dirección de Compras y Contratación Pública y autorizado por la Dirección de Presupuestos. También requerirán esta autorización los señalados órganos y servicios públicos, respecto de inversiones y gasto en proyectos nuevos, de continuidad o arrastre en Tecnologías de la Información y Comunicaciones (TIC), cuando estas no hayan sido aprobadas durante el proceso EVALTIC correspondiente. En el caso de la Agencia Nacional de Inteligencia, las Fuerzas Armadas y las Fuerzas de Orden y Seguridad Pública, sólo se exceptuarán aquellas referidas a compras de material bélico, policial blindado y aquellas asociadas a labores de inteligencia.

La Dirección de Presupuestos establecerá los parámetros técnicos, montos máximos, e impartirá instrucciones específicas respecto de las autorizaciones indicadas en el inciso anterior y las requeridas para celebrar los contratos señalados en el artículo 14 de la ley N° 20.128, sobre responsabilidad fiscal, y podrá establecer los mecanismos de adquisición de los productos o contratación de los servicios, y cualquier otra modalidad o procedimiento que ella determine.

Los vehículos adquiridos y aquellos utilizados en virtud de lo señalado en el inciso primero, que excedan del período presupuestario, formarán parte de las respectivas dotaciones.

La dotación máxima de vehículos motorizados fijada en las Partidas de esta ley para los servicios públicos comprende todos los destinados al transporte terrestre de pasajeros y de carga, incluidos los adquiridos directamente con cargo a proyectos de inversión. La dotación podrá ser aumentada respecto de alguno o algunos de éstos, mediante decreto dictado en la forma dispuesta en el artículo 70 del decreto ley N° 1.263, de 1975, con cargo a la disminución de la dotación máxima de otros de dichos servicios, sin que pueda ser aumentada en caso alguno la dotación máxima del ministerio de que se trate. El decreto supremo respectivo dispondrá el traspaso del o de los vehículos correspondientes desde el Servicio en que se disminuye a aquel en que se aumenta. Al efecto, los vehículos deberán ser debidamente identificados y el decreto servirá de suficiente título para transferir su dominio, debiendo inscribirse en el Registro de Vehículos Motorizados del Servicio de Registro Civil e Identificación.

Artículo 13.- El producto de las ventas de bienes inmuebles fiscales que no estén destinados por aplicación de lo dispuesto en el artículo 56 del decreto ley N° 1.939, de 1977, que efectúe durante el año 2022 el Ministerio de Bienes Nacionales, y las cuotas que se reciban en dicho año por ventas efectuadas en años anteriores, se incorporarán transitoriamente como ingreso presupuestario de dicho ministerio. Esos recursos se destinarán a los siguientes objetivos:

- 65 por ciento al Gobierno Regional de la región en la cual está ubicado el inmueble enajenado, para su programa de inversión;
- 10 por ciento al Ministerio de Bienes Nacionales, y
- 25 por ciento a beneficio fiscal, que ingresará a rentas generales de la Nación.

La norma establecida en este artículo no regirá respecto de las ventas que efectúe dicho ministerio a órganos y servicios públicos, o a empresas en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al 50 por ciento, destinadas a satisfacer necesidades propias del adquirente.

No obstante lo anterior, si las empresas a que se refiere el inciso precedente enajenaren todo o parte de los bienes inmuebles adquiridos al Ministerio de Bienes Nacionales dentro del plazo de un año contado desde la fecha de inscripción del dominio a su nombre, el Fisco aportará al gobierno regional respectivo el 65 por ciento del precio pagado al referido ministerio, o la proporción correspondiente si la venta fuere parcial.

En el caso de los bienes inmuebles de las Fuerzas Armadas, las aplicaciones que se efectúen con cargo a los recursos provenientes de las enajenaciones se incorporarán anualmente en la Ley de Presupuestos, en los respectivos Capítulos de la Partida del Ministerio de Defensa Nacional, y se identificarán los ingresos y gastos estimados en cada caso. Los recursos sólo podrán emplearse en proyectos de infraestructura, incluidos proyectos de inversión social, tales como habitabilidad y mejoramiento de las condiciones de vida de todo el personal integrante de estas instituciones, y en proyectos de infraestructura militar.

Trimestralmente el Ministerio de Defensa Nacional deberá informar a la Comisión Especial Mixta de Presupuestos de las enajenaciones de los bienes inmuebles de las Fuerzas Armadas.

Artículo 14.- Las instituciones públicas comprendidas en esta ley informarán ante la Comisión Especial Mixta de Presupuestos lo siguiente:

1.- Un cronograma mensual, por subtítulos, de gastos del año en curso, que deberá ser enviado durante el mes de marzo, y actualizado en el mes de julio, junto a una explicación de los principales cambios ocurridos en el transcurso del primer semestre y consignados en dicha actualización.

2.- Remisión a la Biblioteca del Congreso Nacional, en soporte electrónico, de una copia de los informes derivados de estudios e investigaciones contratados en virtud de la asignación 22.11.001, dentro de los ciento ochenta días siguientes a la recepción de su informe final.

3.- En caso de contar con asignaciones comprendidas en los Subtítulos 24 y 33, los organismos responsables de dichos programas deberán publicar en su sitio electrónico institucional un informe trimestral que contenga la individualización de los proyectos beneficiados, nómina de beneficiarios, metodología de elección de éstos, las personas o entidades ejecutoras de los recursos, los montos asignados y la modalidad de asignación, dentro de los treinta días siguientes al término del respectivo trimestre.

CVE 2056338 | **Director:** Juan Jorge Lazo Rodríguez | **Mesa Central:** 600 712 0001   **Email:** consultas@diarioficial.cl
Sitio Web: www.diarioficial.cl | **Dirección:** Dr. Torres Boonen N°511, Providencia, Santiago, Chile.

Este documento ha sido firmado electrónicamente de acuerdo con la ley N°19.799 e incluye sellado de tiempo y firma electrónica avanzada. Para verificar la autenticidad de una representación impresa del mismo, ingrese este código en el sitio web www.diarioficial.cl

Si las asignaciones a las que hace mención el párrafo precedente corresponden a transferencias a municipios, el informe respectivo también deberá contener una copia de los convenios firmados con los alcaldes, el desglose por municipio de los montos transferidos y el criterio bajo el cual éstos fueron distribuidos.

4.- En caso de contar con asignaciones correspondientes al Subtítulo 31, la entidad responsable de la ejecución de los recursos deberá informar a las Comisiones de Hacienda del Senado y de la Cámara de Diputados y a la Comisión Especial Mixta de Presupuestos, a más tardar el 31 de marzo de 2022, la nómina de los proyectos y programas financiados con cargo a los recursos señalados, su calendario de ejecución y, en caso de ser pertinente, su calendario de licitación.

5.- Mensualmente, el gobierno regional correspondiente deberá informar los estudios básicos, proyectos y programas de inversión que realizarán en la región y que hayan identificado conforme a lo dispuesto en el artículo 19 bis del decreto ley N° 1.263, de 1975. Tal información comprenderá el nombre del estudio, proyecto o programa, su monto y demás características, y se remitirá dentro de los treinta días siguientes al término del mes de total tramitación de los respectivos decretos.

6.- Publicar en sus respectivos portales de transparencia activa las actas de evaluación emitidas por las comisiones evaluadoras de licitaciones y compras públicas de bienes y servicios que realicen en el marco de la ley N° 19.886, dentro de los treinta días siguientes al término del respectivo proceso.

7.- Trimestralmente, la Subsecretaría de Hacienda enviará a las Comisiones de Hacienda del Senado y de la Cámara de Diputados y a la Comisión Especial Mixta de Presupuestos, un informe sobre la base de la información proporcionada por el Registro Central de Colaboradores del Estado, identificando el total de asignaciones directas ejecutadas en el período a nivel de programa.

8.- Informe financiero trimestral de las empresas del Estado y de aquellas en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al cincuenta por ciento, que comprenderá un balance consolidado por empresa y estado de resultados, a nivel consolidado y por empresa. Dicho informe será elaborado por el Comité Sistema de Empresas de la Corporación de Fomento de la Producción o quien lo suceda o reemplace, y será remitido dentro de los quince días siguientes a la fecha de vencimiento del respectivo plazo de presentación fijado por la Comisión para el Mercado Financiero.

9.- Cada ministerio deberá informar a la Comisión Especial Mixta de Presupuestos, trimestralmente, dentro de los treinta días siguientes al término del respectivo trimestre, el monto ejecutado por concepto de publicidad y difusión, imputados al subtítulo 22, ítem 07, en que haya incurrido. Asimismo, informará el detalle del gasto por concepto de publicidad, difusión o relaciones públicas en general, tales como avisos, promoción en periódicos, radios, televisión, cines, teatros, revistas, contratos con agencias publicitarias y/o servicio de exposiciones. Respecto de estos últimos, se adjuntará además la nómina de las entidades ejecutoras de dichas actividades, su mecanismo de contratación y el monto adjudicado, desagregado por programas.

10.- Informar trimestralmente a la Comisión Especial Mixta de Presupuestos sobre las comisiones de servicio en el país y en el extranjero. Se deberá detallar el número de comisiones y cometidos funcionarios, funcionarios designados, destino de ellas, viático recibido y fundamentos de ella y el detalle de los pasajes utilizados en dichas comisiones de servicios, indicando el titular de éstos, destino, valor y fecha, a excepción de aquellas que tengan el carácter de reservadas, las que deberán informarse en sesión secreta.

11.- Cada ministerio deberá informar trimestralmente a la Comisión Especial Mixta de Presupuestos sobre la cantidad de funcionarios que cesen en sus funciones, en cada uno de los servicios públicos con los que se relacionen, indicando la fecha y causal de cesación.

12.- Cada ministerio y los demás órganos de la Administración del Estado deberán poner a disposición en sus respectivos sitios electrónicos institucionales la información relativa al presupuesto asignado por esta ley. Para estos efectos procurarán utilizar un lenguaje claro y comprensible, que permita ser comprendido por la mayor cantidad de personas, utilizando gráficos y cualquier otro mecanismo que permita comprender, de manera sencilla, cómo se compone el presupuesto y los distintos elementos que lo integran, vinculando esta información a las orientaciones estratégicas, objetivos prioritarios y resultados esperados para el período. Se deberá contemplar mecanismos de participación ciudadana, que permitan recoger inquietudes y realizar consultas sobre iniciativas en estudio o para la priorización de acciones futuras, a través de consejos de la sociedad civil, de carácter consultivo, conformados acorde lo establecido en el artículo 74 del decreto con fuerza de ley N°1-19.653, de 2000, del Ministerio Secretaría General de la Presidencia, que fija el texto refundido, coordinado y sistematizado de la ley N° 18.575, Orgánica Constitucional de Bases Generales de la Administración del Estado.

CVE 2056338 | **Director:** Juan Jorge Lazo Rodríguez | **Mesa Central:** 600 712 0001   **Email:** consultas@diarioficial.cl
Sitio Web: www.diarioficial.cl | **Dirección:** Dr. Torres Boonen N°511, Providencia, Santiago, Chile.

Este documento ha sido firmado electrónicamente de acuerdo con la ley N°19.799 e incluye sellado de tiempo y firma electrónica avanzada. Para verificar la autenticidad de una representación impresa del mismo, ingrese este código en el sitio web www.diarioficial.cl

13.- Los ministerios y los demás órganos de la Administración del Estado deberán informar trimestralmente a la Dirección de Presupuestos y a la Comisión Especial Mixta de Presupuestos, de los proyectos adjudicados con cargo a sus respectivos subtítulos 29, junto con un detalle de gastos y el estado de avance respectivo.

14.- Se informará trimestralmente, treinta días después del término del trimestre respectivo, a la Comisión Especial Mixta de Presupuestos, la cantidad de trabajadoras mujeres que hacen uso del permiso de lactancia y de los trabajadores hombres que hacen uso del permiso parental postnatal.

15.- Se informará trimestralmente, treinta días después del término del trimestre respectivo, a la Comisión Especial Mixta de Presupuestos y a la Comisión de Hacienda de la Cámara de Diputados acerca de los montos de dinero mensuales que son implementados directamente por la institución, aquellos que son ejecutados por medio de convenio marco, licitación pública, licitación privada o trato directo, en cada uno de los programas que constituyen la respectiva partida.

16.- Se informará semestralmente a la Comisión Especial Mixta de Presupuestos y a la Comisión de Hacienda de la Cámara de Diputados acerca de los montos gastados mensualmente en la generación de software informáticos creados por ellos mismos y los montos de gasto mensual en software que son producidos o creados por entidades externas, ya sea por medio de convenio marco, licitación pública, licitación privada o trato directo.

17.- Se informará semestralmente a la Comisión Especial Mixta de Presupuestos y a la Comisión de Hacienda de la Cámara de Diputados acerca de los montos de dinero gastados mensualmente en el almacenamiento informático de información, con indicación expresa de las cantidades correspondientes a sistemas creados por el Gobierno, y aquellos que se han adjudicado a empresas externas por medio de convenio marco, licitación pública, licitación privada o trato directo, esto en cada uno de los programas.

18.- Se informará mensualmente a la Comisión Especial Mixta de Presupuestos y a la Comisión de Hacienda de la Cámara de Diputados la nómina de las inversiones públicas, incluidos los proyectos que han sido concesionados, con indicación de la fecha de inicio de las obras, los plazos para su ejecución y la totalidad de los montos comprendidos en las inversiones o concesiones de que se trate, así como las modificaciones que en el período informado hayan experimentado cada una de las precitadas variables.

19.- Se informará semestralmente a la Comisión Especial Mixta de Presupuestos y a la Comisión de Hacienda de la Cámara de Diputados los mecanismos de asignación presupuestaria de cada programa que conforma la partida respectiva.

20.- Se informará semestralmente a la Comisión Especial Mixta de Presupuestos y a la Comisión de Hacienda de la Cámara de Diputados los gastos asociados a remuneraciones de trabajadores, con indicación de la calidad jurídica de los contratos y los porcentajes de tipos de contratación en relación con el total del personal, diferenciado según género y por estamento, la duración media y promedio de cada contrato, así como el número de veces que ha sido contratado bajo esta modalidad por la entidad pública referida.

21.- Se informará trimestralmente, treinta días después del trimestre respectivo, a las Comisiones de Salud del Senado y de la Cámara de Diputados y a la Comisión Especial Mixta de Presupuestos, de la cantidad de reembolsos por licencias médicas que pudieran ser consideradas como enfermedades laborales. La información deberá detallar los días de ausencia y el número de funcionarios que presentan licencias, diferenciado según género.

22.- Se informará trimestralmente, treinta días después del término del trimestre respectivo, a la Comisión de Vivienda y Urbanismo del Senado, a la Comisión de Vivienda, Desarrollo Urbano y Bienes Nacionales de la Cámara de Diputados y a la Comisión Especial Mixta de Presupuestos, de los gastos asociados al arriendo de terrenos u otros bienes inmuebles que sirvan de dependencias para las actividades propias del ministerio.

23.- Las contrataciones y desvinculaciones realizadas durante cada trimestre. En particular se deberá consignar el nombre, cargo y título de educación superior si lo hubiere. Para el caso de las desvinculaciones, deberá consignarse, adicionalmente, la antigüedad en el cargo.

24.- El Ministerio del Interior y Seguridad Pública y el Ministerio de Justicia y Derechos Humanos informarán trimestralmente a la Comisión Especial Mixta de Presupuestos, a la Comisión de Derechos Humanos y Pueblos Originarios de la Cámara de Diputados y a la Comisión de Derechos Humanos, Nacionalidad y Ciudadanía del Senado, la posibilidad de implementar una Comisión de Verdad y Justicia, relativa a la violencia cometida por agentes del Estado a civiles entre los meses de octubre y noviembre de 2019, que evalúe propuestas de reparación. Dicha Comisión no reemplaza las funciones de los órganos jurisdiccionales.

CVE 2056338 | Director: Juan Jorge Lazo Rodríguez   Mesa Central: 600 712 0001   Email: consultas@diarioficial.cl
Sitio Web: www.diarioficial.cl   Dirección: Dr. Torres Boonen N°511, Providencia, Santiago, Chile.

Este documento ha sido firmado electrónicamente de acuerdo con la ley N°19.799 e incluye sellado de tiempo y firma electrónica avanzada. Para verificar la autenticidad de una representación impresa del mismo, ingrese este código en el sitio web www.diarioficial.cl

Toda información que, de acuerdo con lo establecido en esta ley, deba ser remitida a cualquiera de las comisiones de la Cámara de Diputados o del Senado, se entenderá que debe ser remitida también a la Comisión Especial Mixta de Presupuestos y a la Biblioteca del Congreso Nacional. En el caso de la Cámara de Diputados, dicha información se proporcionará a través del Departamento de Evaluación de la Ley, para su trabajo y remisión a quien lo solicite. Esta información deberá ser proporcionada en formato digital, legible y procesable, que no consista solamente en imagen de la respectiva documentación, desagregada por sexo, cuando corresponda. La Oficina de Información, Análisis y Asesoría Presupuestaria del Senado deberá disponer en un repositorio electrónico de acceso público la información remitida de acuerdo con lo establecido en esta ley. Para tal efecto, se podrá disponer de una plataforma web, a través de la cual, las instituciones públicas contenidas en la presente ley deberán disponer la respectiva información.

Toda glosa de información que no señale una fecha de entrega deberá ser remitida antes del comienzo de la tramitación de la ley de presupuestos del sector público para el año siguiente.

Sin perjuicio de lo anterior, la Comisión Especial Mixta de Presupuestos deberá remitir la información que le corresponda recibir a las comisiones permanentes de la Cámara de Diputados y del Senado cuyas materias de competencia se relacionen con la Partida respectiva, dentro del plazo de treinta días contado desde su recepción.

Para dar cumplimiento a lo señalado en los numerales anteriores, la información indicada deberá ser puesta a disposición por los organismos correspondientes de conformidad a las instrucciones impartidas para tal efecto por la Dirección de Presupuestos. Además, ésta deberá ser publicada, en los mismos plazos, en los respectivos sitios electrónicos de los organismos obligados a proporcionarla en que deba ser informada.

Artículo 15.- Durante el año 2022, el Presidente de la República podrá otorgar la garantía del Estado a los créditos que contraigan o a los bonos que emitan las empresas del sector público y universidades estatales, hasta por la cantidad de US$500.000.000 o su equivalente en otras monedas extranjeras o en moneda nacional.

La autorización que se otorga al Presidente de la República será ejercida mediante uno o más decretos supremos expedidos a través del Ministerio de Hacienda, en los cuales se identificará el destino específico de las obligaciones por contraer, indicando las fuentes de los recursos con cargo a los cuales debe hacerse el servicio de la deuda. Estos decretos podrán incluir los requisitos de información y otras actuaciones que deberán cumplir las empresas y universidades señaladas mientras se encuentren vigentes los créditos o bonos.

Las garantías que otorgue el Estado en conformidad con este artículo se extenderán al capital, reajustes e intereses que devenguen los créditos y los bonos mencionados precedentemente, comisiones, contratos de canje de monedas y demás gastos que irroguen, cualquiera sea su denominación presente o futura, hasta el pago efectivo de dichas obligaciones.

Las empresas señaladas en el inciso primero, para obtener la garantía estatal señalada, deberán suscribir previamente, cuando corresponda, un convenio de programación con el Comité Sistema de Empresas de la Corporación de Fomento de la Producción, en que se especificarán los objetivos y los resultados esperados de su operación y programa de inversiones, en la forma que se establezca mediante instrucciones del Ministerio de Hacienda. A estos convenios les será aplicable la disposición del inciso segundo del artículo 2 de la ley N° 19.847.

Autorízase a las universidades estatales para contratar, durante el año 2022, empréstitos para el financiamiento de capital de trabajo y de remuneraciones, -con excepción de incrementos remuneracionales-, refinanciamiento de pasivos, y/o proyectos de inversión, por períodos de hasta veinte años, de forma que, con los montos que se contraten, el nivel de endeudamiento total en cada una de ellas no exceda del cien por ciento (100%) de sus patrimonios. El servicio de la deuda se realizará con cargo al patrimonio de las mismas universidades estatales que las contraigan. Estos empréstitos, deberán contar con la visación previa del Ministerio de Hacienda. Con todo, los empréstitos no comprometerán de manera directa ni indirecta el crédito y la responsabilidad financiera del Estado.

La respuesta por parte del Ministerio de Hacienda deberá ser realizada dentro del plazo de noventa días corridos a contar de la recepción conforme de los respectivos antecedentes. El análisis de la relación deuda-patrimonio se realizará considerando los estados financieros trimestrales de la respectiva universidad estatal correspondientes al trimestre anterior al de la solicitud.

La contratación de los empréstitos que se autorizan a las universidades estatales no estará sujeta a las normas de la ley Nº 19.886 y su reglamento. En todo caso, las universidades deberán llamar a propuesta pública para seleccionar la o las entidades financieras que les concederán el o los empréstitos.

CVE 2056338 | **Director:** Juan Jorge Lazo Rodríguez   **Mesa Central:** 600 712 0001   **Email:** consultas@diarioficial.cl
Sitio Web: www.diarioficial.cl   **Dirección:** Dr. Torres Boonen N°511, Providencia, Santiago, Chile.

Este documento ha sido firmado electrónicamente de acuerdo con la ley N°19.799 e incluye sellado de tiempo y firma electrónica avanzada. Para verificar la autenticidad de una representación impresa del mismo, ingrese este código en el sitio web www.diarioficial.cl

Copia electrónica de los contratos de los antedichos empréstitos, indicando el monto y las condiciones bajo las cuales fueron suscritos, además de un informe que especifique los objetivos y los resultados esperados de cada operación de endeudamiento, serán enviados al Ministerio de Educación y a la Comisión Especial Mixta de Presupuestos, dentro de los diez días siguientes al de su contratación.

Artículo 16.- La Dirección de Presupuestos proporcionará a las Comisiones de Hacienda del Senado y de la Cámara de Diputados, a la Comisión Especial Mixta de Presupuestos y a la Biblioteca del Congreso Nacional los informes y documentos que se señalan, en la forma y oportunidades que a continuación se indican:

1.- Informe de ejecución presupuestaria mensual de ingresos y gastos del Gobierno Central, a nivel de Subtítulos, dentro de los treinta días siguientes al término del respectivo mes.

2.- Informe de ejecución presupuestaria trimestral de ingresos y gastos del Gobierno Central, a nivel de Subtítulos, dentro de los treinta días siguientes al término del respectivo trimestre, incluyendo en anexos un desglose de los ingresos tributarios del período, otras fuentes de financiamiento y saldo de la deuda bruta del Gobierno Central. Del mismo modo, deberá incluir en anexos información del gasto devengado en el Gobierno Central del Subtítulo 22 ítem 07, Publicidad y Difusión, desagregado por asignación, detallando el gasto por Partida y su variación real respecto de igual trimestre del año anterior y de las asignaciones comprendidas en los Subtítulos 24 y 33, para cada uno de los programas de esta ley.

3.- Informe de la ejecución trimestral del presupuesto de ingresos y de gastos de las Partidas de esta ley, al nivel de Partidas, Capítulos y Programas aprobados respecto de cada una de ellas, estructurado en presupuesto inicial, presupuesto vigente y monto ejecutado a la fecha respectiva, incluido el gasto de todas las glosas de esta ley, dentro de los treinta días siguientes al término del respectivo trimestre.

4.- Copia de los decretos de modificaciones presupuestarias totalmente tramitados durante cada mes y un informe consolidado de las modificaciones presupuestarias efectuadas en dicho mes por Partida, que contenga una descripción que indique si se trata de incrementos por aplicación de leyes, reducciones por ajuste fiscal, o modificaciones por decisiones de política, especificando los montos incrementados o disminuidos por Subtítulo y Partida, dentro de los treinta días siguientes a su término.

5.- Informe semestral de la deuda pública bruta y neta del Gobierno Central con sus notas explicativas y antecedentes complementarios, dentro de los sesenta y noventa días siguientes al término del correspondiente semestre, respectivamente.

6.- Copia de los contratos de préstamo que se suscriban con organismos multilaterales en uso de la autorización otorgada en el artículo 3, dentro de los quince días siguientes al de su total tramitación.

7.- Informe trimestral sobre los Activos Financieros del Tesoro Público, dentro de los treinta días siguientes al término del respectivo trimestre.

8.- Informe trimestral sobre el Fondo de Reserva de Pensiones y el Fondo de Estabilización Económica y Social, dentro de los noventa días siguientes al término del respectivo trimestre.

9.- Informe trimestral de las operaciones de cobertura de riesgo de activos y pasivos autorizados en el artículo 5 de la ley N° 19.908, dentro de los treinta días siguientes al término del respectivo trimestre.

10.- Informe trimestral con la actualización del escenario fiscal que considere una proyección de ingresos y gastos, junto a la correspondiente proyección del balance efectivo y cíclicamente ajustado, la proyección de deuda y la posición financiera neta para 2022 y para el programa financiero en cada caso, adicional al Informe sobre Finanzas Públicas establecido en el número 22 del artículo 2° del decreto con fuerza de ley N° 106, de 1960, del Ministerio de Hacienda.

11.- Antecedentes relativos a la planificación de los órganos de la Administración del Estado, entendiendo por tales a los ministerios y sus respectivos órganos desconcentrados, a los gobiernos regionales y servicios públicos. Dichos antecedentes deberán contemplar, a lo menos:

1. Definiciones estratégicas institucionales.
2. Objetivos específicos.
3. Indicadores de desempeño.

Dichos antecedentes se remitirán en formato de base de datos, en el mes de julio, respecto de la ley de presupuestos en ejecución. Los mismos antecedentes deberán ser remitidos durante

CVE 2056338 | **Director:** Juan Jorge Lazo Rodríguez | **Mesa Central:** 600 712 0001 **Email:** consultas@diarioficial.cl
Sitio Web: www.diarioficial.cl | **Dirección:** Dr. Torres Boonen N°511, Providencia, Santiago, Chile.

los primeros quince días de octubre, respecto del proyecto de ley de presupuestos del sector público para el año siguiente.

12.- La Dirección de Presupuestos informará a la Comisión Especial Mixta de Presupuestos, a más tardar el 30 de junio, respecto del Gasto presupuestario total en materias relativas a cambio climático correspondiente al año 2021, sobre la base de la revisión de la oferta programática y de las iniciativas de inversión. Esta información deberá desagregarse por partidas presupuestarias, y estar disponible en el sitio web institucional en formato digital y procesable.

13.- Antes del 31 de enero de 2022, informará acerca de los resultados de la ejecución y metas del Plan Impulso Araucanía durante el año 2021. De igual forma, en la misma oportunidad, entregará información acerca de la planificación presupuestaria, objetivos y metas de dicho plan para el año 2022. Además, trimestralmente, informará de los proyectos y programas desarrollados, el cumplimiento de los objetivos y metas, sus beneficiarios, los criterios de selección de beneficiarios, las instituciones receptoras de fondos públicos y los mecanismos de evaluación de dicho plan; todo lo anterior desagregado por programa presupuestario y comuna. Asimismo, deberá indicar cuántos de los beneficiarios corresponden a mapuches y comunidades indígenas, aclarando el porcentaje del total de beneficiarios.

Para dar cumplimiento a lo señalado en los numerales anteriores, la información indicada deberá ser entregada por los organismos correspondientes de conformidad a las instrucciones impartidas para tal efecto por la Dirección de Presupuestos. Además, ésta deberá ser publicada en los mismos plazos en los respectivos sitios electrónicos de los organismos obligados a proporcionarla.

Durante el mes de marzo de 2022, habrá una instancia de coordinación entre la Oficina de Información, Análisis y Asesoría Presupuestaria del Senado y la Dirección de Presupuestos, para efectos de acordar formatos y precisiones respecto de la información de la que trata este artículo.

Artículo 17.- Los órganos y servicios públicos incluidos en esta ley necesitarán autorización previa del ministerio del ramo, visada por el Ministerio de Relaciones Exteriores y el Ministerio de Hacienda, para afiliarse o asociarse a organismos internacionales, renovar las afiliaciones existentes o convenir aumento de sus cuotas. En el evento de que la incorporación o renovación les demande efectuar contribuciones o aportes o aumentos de éstos y si los convenios consisten en aumentos del monto de cuotas, su visación quedará condicionada a la disponibilidad presupuestaria, que será verificada por la Dirección de Presupuestos.

Artículo 18.- Los decretos supremos del Ministerio de Hacienda que deban dictarse en cumplimiento de lo dispuesto en los artículos de esta ley y los que correspondan para la ejecución presupuestaria se ajustarán a lo establecido en el artículo 70 del decreto ley N° 1.263, de 1975.

Las aprobaciones, visaciones y autorizaciones del Ministerio de Hacienda establecidas en esta ley, cuyo otorgamiento no se exija expresamente que se efectúe por decreto supremo, las autorizaciones que prescriben los artículos 22 y 24 del decreto ley N° 3.001, de 1979; la oración final del inciso segundo del artículo 8 del decreto ley N° 1.056, de 1975; el artículo 4 de la ley N° 19.896, el artículo 19 de la ley N° 18.382, la excepción a que se refiere el inciso final del artículo 9 de la ley N° 19.104 y el artículo 14 de la ley N° 20.128, se cumplirán mediante oficio o visación del Director de Presupuestos, quien podrá delegar tales facultades, total o parcialmente.

Las visaciones dispuestas en el artículo 5 de la ley N° 19.896 serán efectuadas por el subsecretario respectivo, quien podrá delegar tal facultad en el secretario regional ministerial correspondiente.

Artículo 19.- Los encargados de los programas presupuestarios previstos en esta ley que se encuentren contratados a honorarios tendrán la calidad de agentes públicos, con la consecuente responsabilidad penal y administrativa, sin perjuicio de la responsabilidad correspondiente de su superior jerárquico.

Artículo 20.- Cuando los órganos y servicios públicos realicen avisaje y publicaciones en medios de comunicación social, deberán efectuarlos, al menos en un 40 por ciento, en medios de comunicación con clara identificación local, distribuidos territorialmente de manera equitativa. Este porcentaje no podrá destinarse a medios que sean parte de conglomerados, holdings o cadenas de medios de comunicación, con los que se relacionen en los términos de los artículos 99 y 100 de la ley N° 18.045, que tengan sedes o sucursales en más de una región.

Las obligaciones de publicación indicadas en el inciso precedente deberán sujetarse a lo indicado en el artículo 7 de la Ley de Transparencia de la Función Pública y de Acceso a la

CVE 2056338 | **Director:** Juan Jorge Lazo Rodríguez   **Mesa Central:** 600 712 0001   **Email:** consultas@diarioficial.cl
Sitio Web: www.diarioficial.cl   **Dirección:** Dr. Torres Boonen N°511, Providencia, Santiago, Chile.

Información de la Administración del Estado, aprobada por el artículo primero de la ley N° 20.285.

Los órganos y servicios públicos a que se refiere este artículo deberán remitir a más tardar en marzo de 2022 su planificación anual de avisaje y publicaciones al Ministerio Secretaría General de Gobierno, el que hará un seguimiento del cumplimiento de la obligación establecida en el inciso anterior.

Artículo 21.- Los gastos en publicidad y difusión que podrán ejecutarse con cargo a cada Partida presupuestaria durante el año 2022 no podrán superar la suma fijada en el respectivo presupuesto.

Al respecto, en el mes de diciembre de 2021, cada ministerio deberá enviar a la Dirección de Presupuestos la distribución de estos recursos, por Programa presupuestario. Dicha distribución será fijada respecto de cada Programa presupuestario mediante decreto del Ministerio de Hacienda, expedido bajo la fórmula establecida en el artículo 70 del decreto ley Nº 1.263, de 1975. Una copia de este decreto totalmente tramitado deberá ser enviada a la Comisión Especial Mixta de Presupuestos.

De igual forma, podrá aumentarse el monto asignado a un Programa presupuestario para gastos en publicidad y difusión, con cargo a la disminución de otro u otros, pero en ningún caso podrá aumentarse por esta vía el monto total fijado para la Partida.

Las actividades de publicidad y difusión que corresponda realizar por los ministerios, delegaciones presidenciales regionales, delegaciones presidenciales provinciales, los gobiernos regionales y los órganos y servicios públicos que integran la Administración del Estado se sujetarán a lo dispuesto en el artículo 3 de la ley N° 19.896. En ningún caso podrán efectuarse campañas publicitarias que tengan por objeto único enumerar los logros de una autoridad específica o del Gobierno en general, con excepción de las cuentas públicas que los organismos señalados en el citado artículo realicen.

Para estos efectos, se entenderá que son gastos de publicidad y difusión para el cumplimiento de las funciones de los referidos organismos, aquéllos necesarios para el adecuado desarrollo de procesos de contratación; de acceso, comunicación o concursabilidad de beneficios o prestaciones sociales, tales como ejercicio de derechos o acceso a becas, subsidios, créditos, bonos, transferencias monetarias u otros programas o servicios; de orientación y educación de la población para situaciones de emergencia o alarma pública y, en general, aquellos gastos que, debido a su naturaleza, resulten impostergables para la gestión eficaz de los mismos organismos.

Los organismos a que se refiere este artículo sólo podrán editar memorias y otras publicaciones por medios electrónicos, salvo que la ley que los regule indique expresamente que se deben publicar en medios impresos. No podrán incurrir en gastos para la elaboración de artículos de promoción institucional. El gasto por concepto de suscripciones a revistas, diarios y servicios de información, tanto en papel como por medios electrónicos de transmisión de datos, deberá limitarse al que sea estrictamente indispensable para el quehacer de los Servicios.

Artículo 22.- Las comisiones de servicio en el país y en el extranjero deberán reducirse a las que sean imprescindibles para el cumplimiento de las tareas institucionales, especialmente aquellas en el extranjero. Salvo motivos justificados, o en el caso de ministros de Estado, los pasajes se deberán comprar a lo menos con siete días hábiles de anticipación.

Sólo el Presidente de la República y los ministros de Estado en comisiones de servicio en el extranjero podrán estar acompañados de comitivas. En el caso de los ministros, estas comitivas estarán compuestas por un máximo de dos acompañantes, a excepción del Ministro de Relaciones Exteriores, a quien podrá acompañar un máximo de tres personas.

El arriendo de infraestructura para realizar actividades institucionales, tales como reuniones, jornadas de planificación u otras similares, sólo debe autorizarse en la medida que el Servicio respectivo no cuente con infraestructura propia para ello, ni que le pueda ser facilitada por otro servicio público. Cualquier arriendo de infraestructura para realizar este tipo de actividades deberá ser previamente autorizado por la Dirección de Presupuestos.

Los servicios públicos deberán efectuar todas las gestiones que sean necesarias para recuperar los montos correspondientes a los subsidios por licencias médicas, desde las instituciones de salud previsional, en el plazo máximo de seis meses contado desde la fecha de pago de la respectiva remuneración mensual, e ingresarlos a rentas generales de la Nación. Para tales efectos, la Tesorería General de la República emitirá instrucciones técnicas generales para materializar estos procesos.

Lo dispuesto en los incisos anteriores también será aplicable, en lo pertinente, a las empresas del Estado, incluidas Televisión Nacional de Chile, Corporación Nacional del Cobre y

Banco del Estado de Chile, y a todas aquellas sociedades en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al cincuenta por ciento.

Artículo 23.- El concurso será obligatorio para la asignación de recursos correspondientes a transferencias corrientes a instituciones privadas, salvo que la ley expresamente señale lo contrario.

Sin perjuicio de lo que establezcan sus regulaciones específicas dictadas en conformidad a la ley, las transferencias corrientes a instituciones privadas deberán cumplir siempre con los siguientes requisitos:

a) Serán transferidas mediante un convenio suscrito entre las partes, en el cual deberá estipularse, a lo menos, las acciones a desarrollar, las metas, plazos y forma de rendir cuenta de su uso.

El Ministerio de Hacienda podrá impartir instrucciones complementarias de aplicación general respecto del contenido de estos convenios, con la finalidad de asegurar que los recursos públicos transferidos sean destinados efectivamente al objetivo para el que fueron asignados, así como su restitución, en caso contrario.

b) Los convenios no podrán considerar transferencias de todo o parte de lo convenido en un plazo distinto del que resulte de relacionar dichas transferencias con el avance efectivo de la ejecución de las iniciativas durante el año presupuestario, salvo autorización de la Dirección de Presupuestos.

c) Los convenios no podrán establecer compromisos que excedan el ejercicio presupuestario, salvo que cuenten con la autorización previa de la Dirección de Presupuestos.

d) Las instituciones privadas que reciban fondos públicos, por cualquier concepto, por un monto total superior a dos mil unidades tributarias mensuales, deberán publicar los convenios en su sitio electrónico, junto con sus estados financieros, balance y memoria anual de actividades.

Las instituciones receptoras de fondos que no cumplan las obligaciones de la ley N° 19.862 no podrán recibir fondos públicos establecidos en esta ley hasta subsanar dicha situación.

Los organismos públicos responsables de las transferencias de recursos deberán velar por el cumplimiento de las disposiciones de este artículo. El incumplimiento, ya sea de las disposiciones de esta ley, de las instrucciones indicadas en la letra a) de este artículo, o de los términos de los respectivos convenios, tendrá aparejada la imposibilidad de efectuar cualquier nueva transferencia de recursos públicos a la respectiva institución privada hasta que dicha situación sea subsanada. Lo anterior, sin perjuicio de la responsabilidad administrativa que pueda derivarse de este incumplimiento en la institución responsable.

Los ministerios y servicios públicos deberán resguardar el registro de la información correspondiente de la ley N° 19.862. De igual forma deberán publicar la información relativa a las transferencias, en conformidad a lo dispuesto en la letra k) del artículo 7 del artículo primero de la ley N° 20.285, sobre acceso a la información pública.

Tratándose de transferencias al sector público, los actos administrativos del Servicio que efectúe la transferencia deberán contemplar, a lo menos, el objeto de la transferencia, los conceptos de gastos a los que se destinarán estos recursos, el plazo de reintegro de los recursos no ejecutados, el que no podrá ser superior al indicado en el inciso primero del artículo 7 del artículo primero de la ley N° 20.285, y los mecanismos que permitan verificar el grado de avance efectivo en el cumplimiento del objeto de la transferencia. Dichas transferencias deberán disponerse en una o más cuotas, las que deberán asociarse a un programa de caja autorizado previamente por la Dirección de Presupuestos.

En caso de que una institución u organismo público o privado que haya sido receptora de fondos públicos se encuentre en la obligación de restituir todo o parte de ellos, el Fisco deberá compensar el monto adeudado con cargo a cualquier otra transferencia, aporte o entrega de fondos públicos que esa institución perciba, a cualquier título.

Artículo 24.- El Ministerio de Hacienda podrá impartir instrucciones generales en materias de presupuesto de caja, endeudamiento y proyectos de inversión; y específicas, en materias de viajes al exterior, gastos de publicidad y de responsabilidad empresarial, aplicables a todas las empresas del Estado, incluida Televisión Nacional de Chile, la Corporación Nacional del Cobre y el Banco del Estado de Chile, y a todas aquéllas sociedades en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al cincuenta por ciento.

Copia de estas instrucciones serán enviadas a la Comisión Especial Mixta de Presupuestos a más tardar treinta días después que sean emitidas.

Artículo 25.- Los funcionarios públicos regulados por el decreto con fuerza de ley N° 29, de 2004, del Ministerio de Hacienda, que fija el texto refundido, coordinado y sistematizado de la ley N° 18.834, sobre Estatuto Administrativo; el Presidente de la República, ministros de Estado, subsecretarios, gobernadores regionales, delegados presidenciales regionales y jefes superiores de los servicios públicos regidos por el Título II del decreto con fuerza de ley N° 1-19.653, de 2000, del Ministerio Secretaría General de la Presidencia, que fija el texto refundido, coordinado y sistematizado de la ley N° 18.575, no tendrán derecho a percibir dieta o remuneración que provenga del hecho de integrar consejos o juntas directivas, presidencias, vicepresidencias, directorios, comités u otros equivalentes con cualquier nomenclatura, de empresas o entidades públicas que incrementen la remuneración correspondiente a los cargos regulados por las leyes señaladas.

Artículo 26.- Las visitas de Estado, oficiales o de trabajo en que el Presidente de la República o los Ministros de Estado convoquen como parte de la delegación a miembros del Congreso Nacional, a Ministros de la Corte Suprema, al Contralor General de la República o a otras autoridades superiores de la Administración del Estado, serán consideradas comisiones de servicio de interés para la política exterior del país.

En ningún caso esto podrá significar duplicidad en el pago de viáticos.

Artículo 27.- Los órganos y servicios públicos del Gobierno Central incluidos en esta ley podrán efectuar pagos imputables al subtítulo 34, ítem 07, Deuda Flotante así como giros imputables al Subtítulo 25, ítem 99 Otros Integros al Fisco, excediéndose de las sumas ahí fijadas, en los términos señalados en el artículo 28 del decreto ley N° 1.263, de 1975. Para tales efectos, se podrán exceder los montos establecidos en las respectivas asignaciones y sancionar posteriormente tales excesos mediante decretos del Ministerio de Hacienda que se dicten en la forma dispuesta en el artículo 70 del decreto ley N° 1.263, de 1975.

Artículo 28.- Toda información que, de acuerdo con lo establecido en los artículos de esta ley y en las respectivas glosas, deba ser puesta a disposición por cualquier órgano de la Administración del Estado, y principalmente, por parte de los ministerios y la Dirección de Presupuestos, a las diversas instancias del Congreso Nacional, se proporcionará sólo en formato digital y procesable por software de análisis de datos, es decir, en planillas de cálculos o archivos de texto plano.

El incumplimiento de cualquiera de los deberes de información contenidos en esta ley dará lugar al procedimiento y las sanciones que establece el artículo 10 de la ley N° 18.918, orgánica constitucional del Congreso Nacional.

Para dicho efecto, y a solicitud de cualquier diputado o senador, el Presidente de la Cámara de Diputados o del Senado remitirá los antecedentes a la Contraloría General de la República. De dicha acción deberá darse cuenta en la respectiva sesión.

Artículo 29.- Las disposiciones de esta ley regirán a contar del 1 de enero del año 2022, sin perjuicio de que puedan dictarse a contar de la fecha de su publicación los decretos a que se refiere el artículo 3, y los decretos, resoluciones y convenios que en virtud de esta ley sean necesarios para posibilitar la ejecución presupuestaria. Esta ley y las instrucciones para su ejecución podrán ser publicadas en su integridad para su distribución.

Artículo 30.- El registro de contratistas y proveedores de la Administración al que se refieren los artículos 16 y 17 de la ley N° 19.886, de Bases sobre Contratos Administrativos de Suministro y Prestación de Servicios, deberá contener la individualización de las personas naturales y jurídicas que, a cualquier título, participen en la propiedad y administración de la persona jurídica inscrita en dicho registro.

La Dirección de Compras y Contratación Pública deberá solicitar la precitada información dentro de los sesenta días siguientes a la publicación de esta ley, con el fin de adecuar el referido registro a las exigencias establecidas en este artículo.

Artículo 31.- Los Ministerios de Obras Públicas, Vivienda y Urbanismo, Salud, Educación, la Subsecretaría de Desarrollo Regional y Administrativo y los gobiernos regionales informarán a la Comisión Especial Mixta de Presupuestos, a más tardar en el mes de enero de 2022, una nómina con los proyectos de inversión identificados de acuerdo a lo establecido en el artículo 19 bis del decreto ley N° 1.263 de 1975, incluidos en esta ley. Esa nómina contendrá el nombre, localización por comuna y región, estado, fecha de ejecución e inversión estimada total y de cada

CVE 2056338 | **Director:** Juan Jorge Lazo Rodríguez | **Mesa Central:** 600 712 0001   **Email:** consultas@diarioficial.cl
Sitio Web: www.diarioficial.cl | **Dirección:** Dr. Torres Boonen N°511, Providencia, Santiago, Chile.

Este documento ha sido firmado electrónicamente de acuerdo con la ley N°19.799 e incluye sellado de tiempo y firma electrónica avanzada. Para verificar la autenticidad de una representación impresa del mismo, ingrese este código en el sitio web www.diarioficial.cl

una de las etapas que conforman el proyecto, y precisará específicamente las obras y recursos que se ejecutarán durante 2022. Deberá distinguirse aquéllos financiados con fondos sectoriales de los financiados con cargo a los recursos contemplados en la ley N° 21.288. Asimismo, a partir de febrero de 2022, deberán enviar mensualmente un informe de actualización que contenga, respecto de cada uno de ellos, su estado de avance y la inversión materializada durante el año 2022.

Artículo 32.- Autorízase al Fisco para cumplir con la obligación contenida en el artículo tercero transitorio de la ley N° 21.174, que establece nuevo mecanismo de financiamiento de las capacidades estratégicas de la defensa nacional, respecto del Fondo de Contingencia Estratégico de dicha ley, hasta el 31 de diciembre del año 2022.

Artículo 33.- Para los efectos de los gastos reservados asignados para el año 2022, el informe escrito a la Contraloría General de la República que, en virtud del inciso tercero del artículo 4 de la ley Nº 19.863, debe suscribirse en conjunto por el jefe de servicio y los jefes de las unidades operativas que tengan a su cargo gastos reservados deberá contar además con el visto bueno del ministro respectivo, indicado en el inciso segundo del señalado artículo.

Artículo 34.- Durante el año 2022, la enajenación de los bienes inmuebles que formen parte del patrimonio de afectación fiscal de los Servicios de Bienestar de las Fuerzas Armadas, a que se refiere el artículo 4 de la ley N° 18.712, que aprueba nuevo Estatuto de los Servicios de Bienestar de las Fuerzas Armadas, requerirá de la visación de los Ministerios de Defensa Nacional y de Bienes Nacionales, debiendo ser informada, previamente, por el Ministerio de Defensa Nacional al Ministerio de Vivienda y Urbanismo y a la Comisión Especial Mixta de Presupuestos.

Artículo 35.- Durante el año 2022, la Empresa Nacional de Minería, creada por el decreto con fuerza de ley N° 153, de 1960, del Ministerio de Hacienda, deberá informar a la Comisión Especial Mixta de Presupuestos respecto de las enajenaciones de activos que el Directorio apruebe realizar.".

Y por cuanto he tenido a bien aprobarlo y sancionarlo; por tanto, promúlguese y llévese a efecto como Ley de la República.

Santiago, 30 de noviembre de 2021.- SEBASTIÁN PIÑERA ECHENIQUE, Presidente de la República.- Rodrigo Cerda Norambuena, Ministro de Hacienda.
Lo que transcribo a usted para su conocimiento.- Saluda Atte. a usted, Alejandro Weber Pérez, Subsecretario de Hacienda.

CVE 2056338 | **Director:** Juan Jorge Lazo Rodríguez   **Mesa Central:** 600 712 0001   **Email:** consultas@diarioficial.cl
Sitio Web: www.diarioficial.cl   **Dirección:** Dr. Torres Boonen N°511, Providencia, Santiago, Chile.

Este documento ha sido firmado electrónicamente de acuerdo con la ley N°19.799 e incluye sellado de tiempo y firma electrónica avanzada. Para verificar la autenticidad de una representación impresa del mismo, ingrese este código en el sitio web www.diarioficial.cl